Exhibit 99.3

FOR IMMEDIATE RELEASE

Affimed Reports Financial Results for Third Quarter 2016

Heidelberg, Germany, November 2, 2016 - Affimed N.V. (Nasdaq: AFMD), a clinical stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies, today reported financial results for the quarter ended September 30, 2016.

“During the third quarter of 2016 we have made considerable progress in both clinical and preclinical development of our immune cell engagers,” said Dr. Adi Hoess, CEO of Affimed. “We are continuously advancing our lead NK-cell engager AFM13 in combination therapy and have enrolled the first patient into an ALL trial for our T-cell engager AFM11. Through our preclinical activities in solid tumor indications and multiple myeloma, we continue to pursue novel opportunities for our bi- and trispecific NK-cell engagers.”

Third Quarter Highlights

NK-cell engager programs

•	Affimed’s Phase 1b combination study of AFM13, a CD30/CD16A TandAb, with Keytruda® (pembrolizumab) in Hodgkin lymphoma (HL) is ongoing and now recruiting into the second dose cohort. The Company intends to provide a first update on the study by the end of 2016 or first quarter of 2017.

•	In the Phase 2a monotherapy trial for AFM13 in HL sponsored by the German Hodgkin Study Group (GHSG), Affimed is working with the sponsor to revise the study protocol, and anticipates providing an update on the revised in- and exclusion criteria and overall study design by the end of 2016. The study remains open and recruiting under the original study protocol to gain insights into specific patient subsets.

•	Affimed intends to conduct a Company-sponsored trial for AFM13 in CD30-positive lymphoma, including T-cell lymphoma (TCL). Affimed plans to integrate translational aspects of the Phase 1b/2a study in CD30-positive lymphoma with cutaneous manifestation into this

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trial that previously had been planned as an investigator-sponsored translational trial to be led by Columbia University.

•	The Company has decided to advance AFM24, an EGFRwt/CD16A TandAb, in solid tumors and has selected a development candidate for AFM24 in indications such as lung, head and neck and colon cancers. In vitro, AFM24 has shown higher antigen-specific cytotoxic activity compared to cetuximab, including in cells expressing the proto-oncogene ras. Preclinical toxicity evaluation is ongoing and Affimed intends to provide an update on the AFM24 program in the first half of 2017.

•	In its discovery program for multiple myeloma (MM), Affimed is developing AFM26, a bispecific molecule targeting BCMA/CD16A. MM is characterized by very high serum levels of M-protein, which consists of immunoglobulins produced by an excess of plasma cells in MM patients. In line with results from the Company’s other NK-cell TandAbs, AFM26 displays very strong in vitro antigen-specific cytotoxicity, with NK-cell binding even in the presence of high levels of IgG. Preclinical investigations are ongoing. In addition to this program, Affimed is pursuing a trispecific approach to treat MM, with molecules designed to bind various tumor-specific targets including BCMA.

T-cell engager programs

•	The Company has initiated a Phase 1 dose-escalation trial of its CD19/CD3 TandAb AFM11 in patients with relapsed and refractory acute lymphocytic leukemia (ALL) and has enrolled the first patient. The study is being conducted in Eastern Europe, Russia and Israel.

•	Recruitment into Affimed’s Phase 1 study in non-Hodgkin lymphoma (NHL) for AFM11 is slower than expected and the Company has responded to this by initiating new trial sites in Eastern Europe and the U.S. Affimed no longer expects to present data by year end and intends to provide an update on the study timelines in the first half of 2017.

•	Amphivena Therapeutics, Inc. plans to initiate a Phase 1 clinical trial for its T-cell-engager AMV564, a molecule developed from Affimed’s TandAb platform, in patients with acute myeloid leukemia (AML). AMV564 is a bispecific TandAb targeting CD33 on tumor cells and CD3 on T-cells. Together with the existing investor consortium, Affimed is financially supporting clinical development of AMV564 with up to €1.5 million in a Series A extension financing of Amphivena, €1.0 of which was invested in September 2016.

•	MHC-peptides are a class of potentially highly specific tumor antigens, but so far, generation of antibodies against these peptides has been reported to be extremely challenging. Affimed has successfully generated a number of T-cell TandAbs specifically binding MHC-peptide complexes. Early preclinical evaluation of one of these molecules has demonstrated potent in vitro killing only for tumor cells endogenously expressing the targeted MHC-peptide complex, control cell lines were not lysed. Affimed continues to explore these MHC-peptide-specific TandAbs, which have the potential to mediate selective and dose-dependent lysis of MHC-target-positive cells.

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Financial Highlights

(Figures for the third quarter and nine months of 2016 and 2015 represent unaudited figures)

Cash and cash equivalents and financial assets totaled €49.1 million as of September 30, 2016 compared to €76.7 million as of December 31, 2015. The decrease was primarily attributable to Affimed’s operational expenses.

Net cash used in operating activities was €25.5 million for the nine months ended September 30, 2016 compared to €14.5 million for the nine months ended September 30, 2015. The increase was primarily related to higher cash expenditure for research and development (R&D) in connection with our development and collaboration programs.

Revenue for the third quarter of 2016 was €0.9 million compared to €1.2 million for the third quarter of 2015. Revenue in both periods was derived from Affimed’s collaborations with Amphivena and AbCheck Service Revenue.

R&D expenses for the third quarter of 2016 were €8.8 million compared to €6.4 million for the third quarter of 2015. The increase was primarily related to higher expenses for AFM11, preclinical programs and infrastructure. G&A expenses for the third quarter of 2016 were nearly unchanged with €2.2 million compared to €2.1 million for the third quarter of 2015.

Net loss for the third quarter of 2016 was €10.3 million, or €0.31 per common share, compared to a net loss of €7.3 million, or €0.24 per common share, for the third quarter of 2015. The increase in net loss was primarily related to increased spending on R&D for AFM11, preclinical programs and infrastructure. In addition, the result was affected by lower revenue and lower other income.

Note on IFRS Reporting Standards

Affimed prepares and reports the consolidated financial statements and financial information in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). None of the financial statements were prepared in accordance with Generally Accepted Accounting Principles (GAAP) in the United States. Affimed maintains its books and records in Euro.  Please refer to Affmed’s SEC filings for the notes that accompany its financial statements and should be read in conjunction therewith.

Conference call and webcast information

Affimed’s management will host a conference call to discuss the company’s financial results and recent corporate developments today at 8:30 a.m. ET. A webcast of the conference call can be accessed in the “Events” section on the “Media” page of the Affimed website at http://www.affimed.com/events.php. A replay of the webcast will be available on Affimed’s website shortly after the conclusion of the call and will be archived on the Affimed website for 30 days following the call.

About Affimed N.V.

Affimed (Nasdaq: AFMD) engineers targeted immunotherapies, seeking to cure patients by harnessing the power of innate and adaptive immunity (NK- and T-cells). We are developing single and combination therapies to treat cancers and other life-threatening diseases. For more information, please visit www.affimed.com.

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FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials, our collaborations and development of our products in combination with other therapies, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates our intellectual property position, our collaboration activities, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us and the risks uncertainties and other factors described under the heading “Risk Factors” in Affimed’s filings with the Securities and Exchange Commission. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

IR Contact:

Caroline Stewart, Head IR

Phone: +1 347394 6793

E-Mail: IR@affimed.com or c.stewart@affimed.com

Media Contact:

Anca Alexandru, Head of Communications, EU IR

Phone: +49 6221 64793341

E-Mail: a.alexandru@affimed.com

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AFFIMED N.V.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Affimed N.V.

Unaudited condensed consolidated statement of comprehensive loss (in € thousand)

	For the three months ended September 30		For the nine months ended September 30

	2015	2016	2015	2016

Revenue	1,155	938	5,903	4,943

Other income – net	298	19	631	143
Research and development expenses	(6,448)	(8,760)	(14,974)	(24,456)
General and administrative expenses	(2,068)	(2,181)	(5,592)	(6,239)

Operating loss	(7,063)	(9,984)	(14,032)	(25,609)

Finance income / (costs) – net	(193)	(311)	108	(1,183)

Loss before tax	(7,256)	(10,295)	(13,924)	(26,792)

Income taxes	(36)	0	(36)	(2)

Loss for the period	(7,292)	(10,295)	(13,960)	(26,794)

Total comprehensive loss	(7,292)	(10,295)	(13,960)	(26,794)

Loss per share in € per share (undiluted = diluted)	(0.24)	(0.31)	(0.52)	(0.81)

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Affimed N.V.

Condensed consolidated statement of financial position (in € thousand)

	December 31, 2015	September 30, 2016
		(unaudited)

ASSETS
Non-current assets

Intangible assets	72	64
Leasehold improvements and equipment	915	845
	987	909
Current assets

Inventories	228	253
Trade and other receivables	915	2,337
Other assets	452	603
Financial assets	0	13,440
Cash and cash equivalents	76,740	35,693
	78,335	52,326

TOTAL ASSETS	79,322	53,235

EQUITY AND LIABILITIES
Equity

Issued capital	333	333
Capital reserves	187,169	189,888
Accumulated deficit	(120,228)	(147,022)
Total equity	67,274	43,199

Non-current liabilities

Borrowings	3,104	1,685
Total non-current liabilities	3,104	1,685

Current liabilities

Trade and other payables	4,444	6,327
Borrowings	1,472	1,959
Deferred revenue	3,028	65
Total current liabilities	8,944	8,351

TOTAL EQUITY AND LIABILITIES	79,322	53,235

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Affimed N.V.

Unaudited condensed consolidated statement of cash flows (in € thousand)

	For the nine months ended September 30
	2015	2016
Cash flow from operating activities
Loss for the period	(13,960)	(26,794)
Adjustments for the period:
- Income taxes	36	2
- Depreciation and amortization	240	293
- Share based payments	1,453	2,719
- Finance income / costs – net	(108)	1,183
	(12,339)	(22,597)
Change in trade and other receivables	(508)	(1,398)
Change in inventories	(40)	(25)
Change in other assets	0	(151)
Change in trade, other payables and deferred revenue	(1,218)	(1,080)
Cash used in operating activities	(14,105)	(25,251)
Interest received	5	60
Paid interest	(426)	(355)
Net cash used in operating activities	(14,526)	(25,546)

Cash flow from investing activities
Purchase of intangible assets	(10)	(21)
Purchase of leasehold improvements and equipment	(204)	(194)
Cash paid for investments in financial assets	0	(27,088)
Cash received from maturity of financial assets	0	13,536
Net cash used for investing activities	(214)	(13,767)

Cash flow from financing activities
Proceeds from issue of common shares	37,524	0
Transactions costs related to issue of common shares	(3,090)	0
Repayment of borrowings	0	(1,079)
Cash flow from financing activities	34,434	(1,079)

Net changes to cash and cash equivalents	19,694	(40,392)
Cash and cash equivalents at the beginning of the period	39,725	76,740
Exchange-rate related changes of cash and cash equivalents	1,006	(655)
Cash and cash equivalents at the end of the period*	60,425	35,693

*Total cash and cash equivalents and financial assets as of September 30, 2016: 49,133 (September 30, 2015: 60,425)

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Affimed N.V.

Unaudited condensed consolidated statement of changes in equity (in € thousand)

	Issued capital	Capital reserves	Accumulated deficit	Total equity

Balance as of January 1, 2015	240	131,544	(99,989)	31,795
Issue of common shares	57	33,433		33,490
Exercise of share based payment awards	2	942		944
Equity-settled share based payment awards		1,453		1,453
Loss for the period			(13,960)	(13,960)

Balance as of September 30, 2015	299	167,372	(113,949)	53,722

Balance as of January 1, 2016	333	187,169	(120,228)	67,274
Equity-settled share based payment awards		2,719		2,719
Loss for the period			(26,794)	(26,794)

Balance as of September 30, 2016	333	189,888	(147,022)	43,199

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